UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **July 2006**

Commission File Number: **0-30150**



(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No.	**Document**
1	News Release dated July 26, 2006
2	Material Change Report dated July 26, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: July 26, 2006

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
Frankfurt – B4K

NEWS RELEASE

Vancouver, B.C., July 26, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 386,000 shares at a price of USD$1.00 per share until July 26, 2011.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"*J.G. Stewart*"

J.G. Stewart,
Director

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2 **Date of Material Change**

July 26, 2006

Item 3 **News Release**

A press release was issued on July 26, 2006, at Vancouver, B.C.

Item 4 **Summary of Material Change**

Buffalo has granted incentive stock options to purchase up to 386,000 shares of the Company.

Item 5 **Full Description of Material Change**

Buffalo has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 386,000 shares at a price of USD$1.00 per share until July 26, 2011.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9 **Date of Report**

July 26, 2006

BUFFALO GOLD LTD.

Per: "*J.G. Stewart*"

_____
J.G. Stewart,
Director